DLS CAPITAL PARTNERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at June 30, 2015	$ 10	$ 853,672	$ (123,952)	$ 729,730
Net income			272,926	272,926
Balances at June 30, 2016	$ 10	$ 853,672	$ 148,974	$ 1,002,656

The accompanying notes are an integral part of these financial statements.